SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

LADENBURG THALMANN ALTERNATIVE STRATEGIES FUND

LETTER OF INVESTMENT INTENT

September 1, 2010

To the Board of Trustees of Ladenburg Thalmann Alternative Strategies Fund:

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the Ladenburg Thalmann Alternative Strategies Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Ladenburg Thalmann Asset Management, Inc.

By: /s/ Philip S. Blancato

Name: Philip Blancato

Title: President